                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2009

                     --------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)

                     --------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):..........

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [ ]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on May 26, 2009.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: May 26, 2009

                                                By: /s/ Ety Sabach
                                                -----------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

          G. WILLI-FOOD REPORTS OPERATING INCOME OF NIS 8.5 MILLION AND
           NET INCOME OF NIS 6.8 MILLION FOR THE FIRST QUARTER OF 2009

G. WILLI-FOOD ANTICIPATES 2009 SECOND QUARTER GROSS MARGIN WILL NOT BE AFFECTED
  BY PREVIOUSLY ANNOUNCED DECREASE IN GLOBAL PURCHASE PRICES OF FOOD PRODUCTS

YAVNE, ISRAEL - MAY 26, 2009 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for 2009 first quarter ended March 31, 2009.

FIRST QUARTER FISCAL 2009 SUMMARY

     o    10.2% decrease in sales over first quarter of 2008

     o    28.2% decrease in gross profit over first quarter of 2008

     o    22.8% gross margin in first quarter of 2009 compared with 28.5% gross margin in first quarter of 2008

     o    Operating income of NIS 8.5 million (US $2.0 million) in first quarter
          2009

     o    Income before taxes of NIS 8.5 million (US $2.0 million) in first quarter of 2009

     o    Income after taxes of NIS 6.8 million (US $1.6 million) in first quarter of 2009

     o    Net income related to Company Shareholders of NIS 6.2 million (US $1.5 million) in first quarter of 2009

Willi-Food's operating divisions include Willi-Food in Israel, majority owned
Gold Frost - a designer, developer and distributor of branded kosher dairy food products, and its subsidiary - the dairy distributor based in Denmark, the
Company's global kosher trade and export joint venture with the Baron family and
Shamir Salads - an Israeli distributor and manufacturer of Mediterranean style salads.

Revenues for the first quarter of 2009 decreased 10.2% to NIS 95.6 million
(US$22.8 million) compared to revenues of NIS 106.4 million (US$25.4 million) in the first quarter of 2008. This decrease was mainly due to the cessation of the operations of of Laish Israeli - the Company's U.S. subsidiary during July 2008, as reported by the Company on July 14, 2008.

Gross profit for the first quarter of 2009 decreased by 28.2% to NIS 21.8 million (US$5.2 million) compared to gross profit of NIS 30.4 million (US$7.2 million) in the first quarter of 2008. First quarter gross margin was 22.8%
compared to gross margin of 28.5% for the same period in 2008. As previously announced by the Company on December 29, 2008, and on March 12, 2009, during the fourth quarter of 2008, the global purchase prices of food products sharply decreased, resulting in the sharp decrease in the selling prices of the
Company's products as well. Because the Company's commitments to purchase food products were based on higher prices from its vendors, the immediate consequence was a decline in the gross margin in the fourth quarter of 2008 and further decline in the first quarter of 2009. The company anticipates that its 2009 second quarter results will not be affected by the abovementioned decrease in global purchase prices of food products, as the Company has completed the sale of the inventory in the orders from vendors backlog acquired at the higher prices. The decrease in 2009 first quarter gross margin compared to the gross margin in the first quarter of 2008 was due to the decrease of global purchase prices of food products compounded with the strengthening of the U.S. dollar versus the NIS (a depreciation of more than 11% of the value of the NIS in the fourth quarter of 2008 and a further 10% depreciation in the first quarter of
2009) and the general effects of the global economic recession.

Willi-Food's operating income for the first quarter of 2009 decreased by 42.6%
to NIS 8.5 million (US $2.0 million) compared to NIS 14.8 million (US $3.5 million) reported in the comparable quarter of last year. Selling expenses as a percentage of revenues decreased in the first quarter of 2009 to 8.3% compared to 8.8% in the first quarter of 2008. General and administrative expenses as a percentage of revenue decreased in the first quarter of 2009 to 5.7% from 5.8%
in the first quarter of 2008. The decrease in selling and general and administrative expenses is attributed to the actions taken by the Company's management during the first quarter of 2009 to reduce the Company's expenses by, among other things, a temporary 5% decrease in management's salaries.

Willi-Food's income before taxes for the first quarter of 2009 decreased by
35.5% to NIS 8.5 million (US $2.0 million) compared to NIS 13.1 million (US $3.1 million) recorded in the first quarter of 2008. Willi Food's net income in the first quarter of 2009 decreased by 30.0% to NIS 6.8 million (US $1.6 million)
compared to NIS 9.7 million (US $2.3 million) recorded in the first quarter of
2008. Willi Food's net income related to Company Shareholders in the first quarter of 2009 decreased by 28.1% to NIS 6.2 million (US $1.5 million), or NIS
0.60 (US $0.14) per share compared to NIS 8.6 million (US $2.1 million), or NIS
0.84 (US $0.20) per share, recorded in the first quarter of 2008.

Willi-Food ended the quarter with $19.3 million in cash and securities and $4.8 million in short-term debt.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We are very pleased with our first quarter 2009 results in the current challenging environment. Willi-Food's first quarter results were affected by the sharp decrease in global purchase prices, the depreciation of the NIS versus the U.S.
dollar, the continued environment of uncertainty in the global financial markets, and the recession that began in our home market. Despite the economic situation and the recession that has affected our customers and the global markets, Willi Food has achieved net income of NIS 6.8 million in the first quarter of 2009 - margin of 7.1% of revenues. Willi Food has taken the appropriate measures to position the Company for a stronger fiscal 2009 and we remain focused on maximizing long-term profitability."

Mr. Williger concluded, "We continue to work to expand the footprint and brand recognition of Willi-Food globally while diversifying our product base in order to hedge against any single event impacting our results. We are looking for improved Willi-Food's results in 2009 as compared to our 2008 results."

SHAMIR SALADS

The Company announced that, on May 14, 2009 it had received a notice from the minority shareholders of Shamir Salads (the "SELLERS"), with whom the Company had entered into a January 2, 2008 agreement to purchase approximately 51% of the shares of Shamir Salads (the "SHAMIR AGREEMENT"), cancelling the Shamir
Agreement due to an alleged violation of the Agreement by the Company. In addition, on May 18, 2009, the Sellers notified the Company that the board of directors and the shareholders of Shamir Salads had convened without the
Company's board and shareholder representatives and resolved to cancel the
Shamir Agreement, change Shamir Salads' board composition and signatory rights, and replace the articles of association of Shamir Salads depriving the Company of its board representation and signatory rights in Shamir Salads.

The Company's position is that the Seller's actions referred to above are illegal, violate the Shamir Agreement and Shamir Salads' articles of association and were not properly authorized by Shamir Salads. The Company believes that the actions taken by the Sellers are in response to the claim by the Company that the Sellers return a portion of the advance payment made by the Company to the selling shareholders in connection the acquisition of shares in Shamir. The
Company has claimed that the Sellers made false representations to the Company as to the 2008 financial results of Shamir, inflating the amount of the advance payment made by the Company, and the Sellers have not responded to this claim.

The Company has submitted an urgent application to the district court in Tel
Aviv requesting, among other things, a declaratory judgement that the Shamir
Agreement is in full force and effect and various injunctions against the
Sellers. The court held a hearing on the case on May 25, 2009, and the Company is awaiting the court's decision.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
2,500 food products manufactured by some 120 top-tier suppliers throughout the world to more than 1,500 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operates several subsidiaries: its subsidiary, Gold Frost Ltd., develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; the joint venture with the Baron Family engages in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the Company's website at
http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS ,INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS AND
RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED
IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE
HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR
ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND
REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT
ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2009, U.S. $1.00 equals NIS
4.188. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month ended March 31,
2009 are presented in accordance with International Financial Reporting
Standards ("IFRS").

COMPANY CONTACT:

G. WILLI FOOD INTERNATIONAL LTD.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                         MARCH       DECEMBER        MARCH       DECEMBER
                                                          31,           31,           31,           31,
                                                        -------       -------       -------       -------
                                                        2 0 0 9       2 0 0 8       2 0 0 9       2 0 0 8
                                                        -------       -------       -------       -------
                                                                 NIS                     US DOLLARS (*)
                                                        ---------------------       ---------------------
                                                                         (IN THOUSANDS)
                                                        -------------------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                             68,563        78,749        16,371        18,804
   Financial assets carried at fair value through
   profit or loss                                        12,240         9,367         2,923         2,237
   Trade receivables                                     93,423        79,599        22,307        19,006
   Other receivables and prepaid expenses                 2,304         3,987           550           952
   Current tax assets                                       752         2,456           180           586
   Inventories                                           34,493        34,417         8,236         8,218
                                                        -------       -------       -------       -------
      TOTAL CURRENT ASSETS                              211,775       208,575        50,567        49,803
                                                        -------       -------       -------       -------

NON-CURRENT ASSETS
   Property, plant and equipment                         56,185        55,574        13,416        13,270
   Less -Accumulated depreciation                        14,083        13,467         3,363         3,216
                                                        -------       -------       -------       -------
                                                         42,102        42,107        10,053        10,054
                                                        -------       -------       -------       -------

Prepaid expenses                                         12,421        12,539         2,966         2,994
Goodwill                                                  3,829         3,829           914           914
Intangible assets                                         5,077         5,181         1,212         1,237
Deferred taxes                                              407         1,111            97           265
                                                        -------       -------       -------       -------
Total non-current assets                                 63,836        64,767        15,242        15,464
                                                        =======       =======       =======       =======
                                                        275,611       273,342        65,809        65,267
                                                        =======       =======       =======       =======
      EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term bank credit                                   20,052        17,562         4,788         4,193
Trade payables                                           46,544        53,728        11,114        12,829
Accruals                                                  5,159         6,197         1,232         1,480
Current tax liabilities                                   1,601         1,050           382           251
Other payables and accrued expenses                       5,083         4,971         1,213         1,187
Employees Benefits                                        2,886         2,544           689           607
                                                        -------       -------       -------       -------
      TOTAL CURRENT LIABILITIES                          81,325        86,052        19,418        20,547
                                                        -------       -------       -------       -------

NON-CURRENT LIABILITIES
Long-term bank loans                                        252           267            60            64
Deferred taxes                                              512           442           122           105
Warrants to issue shares                                      -             5             -             1
Employees Benefits                                        1,039           994           248           237
                                                        -------       -------       -------       -------
      TOTAL NON-CURRENT LIABILITIES                       1,803         1,708           430           407
                                                        -------       -------       -------       -------

SHAREHOLDERS' EQUITY
      Share capital NIS 0.10 par value
         (authorized - 50,000,000 shares, issued
         and outstanding - 10,267,893 shares              1,113         1,113           266           266
Premium                                                  59,056        59,056        14,101        14,101
Capital fund                                                247           247            59            59
Foreign currency translation reserve                        204           369            49            88
Retained earnings                                       117,623       111,447        28,086        26,611
Noncontrolling interest                                  14,240        13,350         3,400         3,188
                                                        -------       -------       -------       -------
                                                        192,483       185,582        45,961        44,313
                                                        =======       =======       =======       =======
                                                        275,611       273,342        65,809        65,267
                                                        =======       =======       =======       =======

(*)Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                          THREE MONTHS ENDED                   THREE MONTHS ENDED
                                               MARCH 31                             MARCH 31
                                    -----------------------------        -----------------------------
                                      2 0 0 9           2 0 0 8            2 0 0 9           2 0 0 8
                                    -----------       -----------        -----------       -----------
                                                 NIS                             US DOLLARS (*)
                                    -----------------------------        -----------------------------
                                             (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
                                    ------------------------------------------------------------------

  Sales                                  95,570           106,445             22,820            25,417

  Cost of sales                          73,781            76,094             17,617            18,170
                                    -----------       -----------        -----------       -----------

     GROSS PROFIT                        21,789            30,351              5,203             7,247
                                    -----------       -----------        -----------       -----------

  Selling expenses                        7,965             9,396              1,902             2,244
  General and administrative
     expenses                             5,424             6,149              1,295             1,468

     Other Income                            95                 -                 23                 -
                                    -----------       -----------        -----------       -----------

     Total operating expenses            13,294            15,545              3,174             3,712
                                    -----------       -----------        -----------       -----------

     OPERATING INCOME                     8,495            14,806              2,029             3,535

  Financial income                          672              (743)               160              (177)
  Financial expense                         715               967                171               231
                                    -----------       -----------        -----------       -----------

  Income before taxes
     on income                            8,452            13,096              2,018             3,127

  Taxes on income                         1,694             3,438                404               821
                                    -----------       -----------        -----------       -----------

  INCOME AFTER TAXES
     ON INCOME                            6,758             9,658              1,614             2,306
                                    ===========       ===========        ===========       ===========

RELATED TO:
  Company Shareholders'                   6,176             8,595              1,475             2,052

  Minority interest                         582             1,063                139               254
                                    -----------       -----------        -----------       -----------

     NET INCOME                           6,758             9,658              1,614             2,306
                                    ===========       ===========        ===========       ===========

Earnings per share data:

Earnings per share:

   Basic                                   0.60              0.84               0.14              0.20
                                    ===========       ===========        ===========       ===========

   Diluted                                 0.60              0.84               0.14              0.20
                                    ===========       ===========        ===========       ===========

Shares used in computing
   basic and diluted earnings
   per ordinary share:               10,267,893        10,267,893         10,267,893        10,267,893
                                    ===========       ===========        ===========       ===========

(*) Convenience translation into U.S. dollars